Mail Stop 6010

      July 7, 2005



VIA U.S. MAIL AND FAX (214) 369-8239

Mr. Kenneth C. Lowe
Chief Executive and Chief Financial Officer
Transition Auto Finance III, Inc.
8144 Walnut Hill Lane
Suite 680
Dallas, Texas 75231

	Re:	Transition Auto Finance III, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Filed April 14, 2005
		File No. 333-80537


Dear Mr. Lowe:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB as of December 31, 2004

Financial Statements

Report of Independent Registered Public Accounting Firm

1. The audit report included in the Form 10-KSB filed in EDGAR is not signed. Please amend to include an audit report that includes the conformed signature of your independent auditor. Refer to Regulation
S-X, Article 2.

2. We noted that your auditors did not refer to the United States PCAOB in their audit opinion. Confirm to us that the audit was performed in accordance with the United States PCAOB. In addition, please obtain a revised opinion and amend your filing to include the amended opinion. See PCAOB Standard No. 1.

Financial Statements, page 9

3. Please amend your filing to include an analysis of the changes in each caption of stockholders` equity (deficit) presented in the balance sheets as required by Rule 3-04 of Regulation S-X.

Item 8A. Controls and Procedures, page 17

4. We note your disclosure that your "[your] principal executive officer and principal financial officer concluded as of the evaluation date that [your] disclosure controls and procedures were effective such that the information to be disclosed in the reports filed or submitted under the Act is accumulated and communicated to management, including the principal executive and principal financial offers, to allow timely decisions regarding required disclosures." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Form 10-QSB for the period ended March 31, 2005

Item 3. Controls and Procedures

5. Revise your Form 10-QSB to furnish the information required by Items 307 and 308(c) of Regulation S-B in Item 3 of Part I to Form 10-QSB.




      As appropriate, please amend your Form 10-KSB for the year ending December 31, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

?	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671



								Sincerely,



								Angela Crane
								Branch Chief
Mr. Kenneth C. Lowe
Transition Auto Finance III, Inc.
July 7, 2005
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